FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 17, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, December 17, 2003

Dear Sirs:

This is to inform you that on the date hereof the Company’s Board of Directors unanimously approved the following items:

ACCEPTANCE OF DIRECTOR ANTONELLO TRAMONTI’S RESIGNATION

Director Alberto Guimarães states that on November 28, 2003 Director Antonello Tramonti submitted a letter of resignation from his position as Director for personal reasons. Mr. Tramonti stated he has no claims against the Company, its directors and shareholders. Since such resignation was not fraudulent or submitted without due notice and does not affect the regular performance of the Company, the directors present at the meeting are requested to accept the same. This item was submitted to the consideration of the meeting and was unanimously approved.

APPOINTMENT OF ALTERNATE DIRECTOR TO REPLACE THE RESIGNING DIRECTOR

Due to the resignation of Regular Director Antonello Tramonti, pursuant to the Corporate Bylaws, Alternate Director Horacio Fernando Payá must take over as Regular Director. This item was submitted to the consideration of the meeting and was unanimously approved.

Sincerely yours.